

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 14, 2011

<u>Via Fax & U.S. Mail</u>

Mr. Bo Chen
Chief Executive Officer
Bodisen Biotech, Inc.
Room 2001, FanMei Building
No. 1 Naguan Zhengjie
Xi'an, Shaanxi 710068
People's Republic of China

> **Re:** **Bodisen Biotech, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 30, 2010**
> **Form 10/K-A for the year ended December 31, 2009**
> **Filed March 2, 2011**
> **File No. 000-31539**

Dear Mr. Chen:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief